UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

March 26, 2009

Mitsubishi UFJ Financial Group Inc.
Morgan Stanley

Mitsubishi UFJ Financial Group and Morgan Stanley to

Integrate Securities Companies in Japan

Tokyo, March 26, 2009 – Mitsubishi UFJ Financial Group (MUFG: President and CEO Nobuo Kuroyanagi) and Morgan Stanley (Morgan Stanley: Chairman of the Board and CEO John J. Mack) have, since MUFG’s capital investment in Morgan Stanley on October 13, 2008, continued to work toward developing concrete initiatives for a global strategic alliance between the two companies. As a first step in this alliance, MUFG and Morgan Stanley today entered into a memorandum of understanding to integrate securities companies in Japan, as detailed below.

1.	Outline of the integration

The new company to be created through the integration, which will leverage the network of each of MUFG and Morgan Stanley, will aim to become a preeminent company in the Japanese securities industry by appropriately and swiftly addressing the advanced and diverse securities needs of wholesale and retail customers in Japan as well as by offering various Japan-related financial products and services to overseas customers.

The ownership will be 60 percent for MUFG and 40 percent for Morgan Stanley, and each will have proportional voting rights. The new company will have the following 5 Representative Directors:

Representative Directors	English Title	To be designated by
(Japanese Title)	Chairman	Morgan Stanley
(Japanese Title)	President & CEO	MUFG
(Japanese Title)	Deputy President and CEO of Retail/Middle Markets	MUFG
(Japanese Title)	Deputy President and CEO of Institutional Securities	Morgan Stanley
(Japanese Title)	Deputy Head of Institutional Securities	MUFG

[The job titles in the Japanese language are provisional.]

Other directors will also be designated by MUFG and MS in proportion to their voting rights. The name of the new company will be determined at a future date. MUFG and Morgan Stanley will work to conclude definitive agreements for the integration in the coming months with a targeted closing date prior to the end of March 2010. The integration will be subject to regulatory approval.

MUFG and Morgan Stanley have confirmed that our close collaboration with each other and support to the new company are essential to achieve the goal of establishing a preeminent company in the Japanese securities industry, and will discuss details of the integration and the new company to achieve this goal.

In addition to this integration of the securities companies in Japan, MUFG and Morgan Stanley are discussing specific initiatives in other business areas to maximize the strategic benefits of the global alliance, which the companies intend to announce in due course.

2.	Outline of companies to be integrated

Entities to be integrated into the new company are described as follows. Current subsidiaries and affiliates of Mitsubishi UFJ Securities Co., Ltd. and Morgan Stanley Japan Securities Co., Ltd. will not, in principle, be included in the integration.

Company Name	Mitsubishi UFJ Securities Co., Ltd.	Morgan Stanley Japan Securities Co., Ltd.

Representative Director	Fumiyuki Akikusa President	Jonathan B. Kindred President and Representative Director

Head Office	2-4-1 Marunouchi, Chiyoda-ku Tokyo 100-6317, Japan	4-20-3 Ebisu, Shibuya-ku Tokyo 150-6008, Japan

Date of Incorporation	March 4, 1948	March 6, 1984

Primary Business	Financial Instruments Business	Financial Instruments Business

Capital Amount	JPY 65,518 million (as of March 31, 2008)	JPY 99,299 million (as of March 31, 2008)

Number of employees	6,519 (as of March 31, 2008)	1,418 (as of March 31, 2008)

Outstanding Shares	716,985,496 shares	736,488 shares

Accounting Period	March	March

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

Morgan Stanley	Media Relations	81-3-5424-5019/5020